Exhibit 8.1

List of Significant Subsidiaries, Variable Interest Entity and Subsidiaries of Variable Interest Entity of ZTO Express (Cayman) Inc.

Place of
Subsidiaries	Incorporation

ZTO Express Limited	BVI
ZTO Express (Hong Kong) Limited	Hong Kong
Shanghai Zhongtongji Network Technology Co., Ltd. (上海中通吉网络技术有限公司)	PRC
Place of
Consolidated Variable Interest Entity	Incorporation

ZTO Express Co., Ltd. (中通快递股份有限公司)	PRC

* Other subsidiaries of ZTO Express (Cayman) Inc. and subsidiaries of consolidated variable interest entity have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.